Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the first quarter ended
June 28, 2026 and June 29, 2025
(Unaudited)

Condensed Consolidated Interim Statements of Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	June 28, 2026	June 29, 2025
		$	$
Revenue	3	118.9	107.8
Cost of sales	6	44.7	41.6
Gross profit		74.2	66.2
Selling, general & administrative expenses		178.0	224.9
Operating loss		(103.8)	(158.7)
Net interest, finance and other costs	10	21.1	5.4
Loss before income taxes		(124.9)	(164.1)
Income tax recovery		(31.9)	(38.6)
Net loss		(93.0)	(125.5)

Attributable to:
Shareholders of the Company		(90.8)	(125.2)
Non-controlling interest		(2.2)	(0.3)
Net loss		(93.0)	(125.5)

Loss per share attributable to shareholders of the Company
Basic and diluted	4	$(0.93)	$(1.29)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 32

Condensed Consolidated Interim Statements of Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	June 28, 2026	June 29, 2025
		$	$
Net loss		(93.0)	(125.5)

Other comprehensive loss
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		(0.2)	—
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain		3.5	13.1
Net loss on derivatives designated as cash flow hedges	15	(1.7)	(1.7)
Reclassification of net loss on cash flow hedges to income	15	—	0.1
Other comprehensive income		1.6	11.5
Comprehensive loss		(91.4)	(114.0)

Attributable to:
Shareholders of the Company		(89.4)	(113.5)
Non-controlling interest		(2.0)	(0.5)
Comprehensive loss		(91.4)	(114.0)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 32

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	June 28, 2026	June 29, 2025	March 29, 2026
		$	$	$
			Reclassified	Reclassified
Assets
Current assets
Cash		206.9	180.5	408.2
Trade receivables	5	86.6	73.1	108.4
Inventories	6	489.9	439.5	386.3
Income taxes receivable		19.5	31.6	19.9
Other current assets	14	35.3	59.0	45.6
Total current assets		838.2	783.7	968.4

Deferred income taxes		102.7	114.6	76.9
Property, plant and equipment	2	162.8	153.7	161.5
Intangible assets		127.3	130.9	127.9
Right-of-use assets	2, 7	353.5	274.4	332.1
Goodwill		71.1	72.0	71.1
Other long-term assets	14	36.7	1.2	15.3
Total assets		1,692.3	1,530.5	1,753.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8, 14	205.0	236.9	214.0
Provisions	9	37.5	35.7	45.8
Income taxes payable		5.8	19.2	11.7
Short-term borrowings	10	17.1	12.6	4.2
Current portion of lease liabilities	7	94.3	84.2	92.8
Total current liabilities		359.7	388.6	368.5

Provisions	9	20.0	16.3	19.0
Deferred income taxes		5.3	11.8	11.0
Term Loan	10	419.2	388.6	406.4
Lease liabilities	7	302.8	236.5	281.8
Other long-term liabilities	14	42.0	42.1	38.7
Total liabilities		1,149.0	1,083.9	1,125.4

Equity	11
Equity attributable to shareholders of the Company		525.9	431.7	608.4
Non-controlling interests		17.4	14.9	19.4
Total equity		543.3	446.6	627.8
Total liabilities and equity		1,692.3	1,530.5	1,753.2
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 32

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at March 29, 2026		1.4	112.7	114.1	84.3	369.2	40.8	608.4	19.4	627.8
Issuance of shares	11	—	10.6	10.6	(8.9)	—	—	1.7	—	1.7
Net loss		—	—	—	—	(90.8)	—	(90.8)	(2.2)	(93.0)
Other comprehensive income		—	—	—	—	—	1.4	1.4	0.2	1.6
Share-based payment	12	—	—	—	5.2	—	—	5.2	—	5.2
Balance at June 28, 2026		1.4	123.3	124.7	80.6	278.4	42.2	525.9	17.4	543.3

Balance at March 30, 2025		1.4	108.2	109.6	65.4	346.7	19.5	541.2	15.4	556.6
Issuance of shares	11	—	3.7	3.7	(3.7)	—	—	—	—	—
Net loss		—	—	—	—	(125.2)	—	(125.2)	(0.3)	(125.5)
Other comprehensive income (loss)		—	—	—	—	—	11.7	11.7	(0.2)	11.5
Share-based payment	12	—	—	—	4.0	—	—	4.0	—	4.0
Balance at June 29, 2025		1.4	111.9	113.3	65.7	221.5	31.2	431.7	14.9	446.6
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 32

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		First quarter ended
	Notes	June 28, 2026	June 29, 2025
		$	$
			Reclassified
Operating activities
Net loss		(93.0)	(125.5)
Items not affecting cash:
Depreciation and amortization		36.1	31.2
Income tax recovery		(31.9)	(38.6)
Interest expense	10	13.3	4.4
Foreign exchange gain		(1.8)	(3.4)
Acceleration of unamortized costs on debt extinguishment	10	6.0	—
(Gain) loss on disposal of assets		(0.9)	0.2
Share-based payment	12	5.1	4.1
Arbitration Award	8	—	43.8
Remeasurement of put option	14	1.8	1.1
Remeasurement of contingent consideration	14	—	(0.1)
		(65.3)	(82.8)
Changes in non-cash operating items	16	(105.3)	(30.0)
Income taxes paid		(7.0)	(22.3)
Interest paid		(13.1)	(8.5)
Net cash used in operating activities		(190.7)	(143.6)
Investing activities
Purchase of property, plant and equipment		(4.7)	(0.5)
Net cash used in investing activities		(4.7)	(0.5)
Financing activities
Mainland China Facilities borrowings	10	0.5	—
Japan Facility borrowings	10	12.3	8.5
Revolving Facility repayments	10	—	(1.1)
Term Loan repayments	10	(1.0)	—
Transaction costs on financing activities	10	(1.3)	—
Principal payments on lease liabilities	7	(22.7)	(19.4)
Issuance of shares	11	1.7	—
Net cash used in financing activities		(10.5)	(12.0)
Effects of foreign currency exchange rate changes on cash		4.6	2.2
Decrease in cash		(201.3)	(153.9)
Cash, beginning of period		408.2	334.4
Cash, end of period		206.9	180.5
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 5 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of down-filled outerwear, rain and everyday jackets, fleece, vests, apparel, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 52.2% of the total shares outstanding as at June 28, 2026, or 91.6% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 47.8% of the total shares outstanding as at June 28, 2026, or 8.4% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), specifically IAS 34, Interim Financial Reporting. Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended March 29, 2026.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on July 29, 2026.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2027 is a 52-week fiscal year.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales to customers through our retail stores and our e-Commerce platforms available across numerous markets, which include the recommerce platform Canada Goose Generations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market, and travel retail locations.

Canada Goose Holdings Inc.	Page 6 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees and friends and family sales, and results from the Paola Confectii business.
Seasonality
The business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and higher DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the balance of the year.
Note 2.    Material accounting policy information
Basis of presentation
The accounting policies and critical accounting estimates and judgments as disclosed in the Company's audited annual financial statements for the year ended March 29, 2026 have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Certain comparative figures have been reclassified to conform with the current year presentation.
During the quarter ended June 28, 2026, Management identified an immaterial error/reclassification related to the asset retirement obligation ("ARO") assets associated with its lease. It was determined that ARO assets should be presented as part of the carrying amount of the related right-of-use ("ROU") assets rather than within property, plant and equipment ("PPE"). As a result, ARO assets were reclassified from PPE to ROU assets in the interim statement of financial position as at June 29, 2025 and the annual statement of financial position as at March 29, 2026, together with the related note disclosures. The reclassification amounted to a net book value of $5.5m and $6.1m as at June 29, 2025 and March 29, 2026, respectively. These reclassifications had no impact on the interim statements of loss, the annual statement of income, and (loss) earnings per share for either period. Comparative information has been adjusted accordingly, and current-period balances as at June 28, 2026 have been presented on a consistent basis.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries and those investments over which the Company has control. All intercompany transactions and balances have been eliminated.

Canada Goose Holdings Inc.	Page 7 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Standards issued and adopted
In May 2024, the International Accounting Standards Board ("IASB") issued amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosure to clarify the timing of recognition and derecognition of financial assets and liabilities, the settlement of financial liabilities using an electronic payment system, and the assessment of contractual cash flow characteristics, classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. The IASB also amended the disclosure requirements for investments in equity instruments designated as fair value through other comprehensive income and added disclosure requirements for financial instruments with contingent features. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company adopted the standard beginning March 30, 2026 and has determined that there are no material impacts to the consolidated interim financial statements as a result of these amendments.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS Accounting Standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1, Presentation of Financial Statements. Many requirements from IAS 1 remain unchanged into IFRS 18. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS Accounting Standards, which must be disclosed in a single note. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on the consolidated financial statements.
Note 3.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating income (loss), which is the profit metric utilized by the Company's chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. No single customer contributed 10 per cent or more to the Company’s revenue for the first quarters ended June 28, 2026 and June 29, 2025.
Corporate expenses comprise costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.

Canada Goose Holdings Inc.	Page 8 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table presents key performance information of the Company’s reportable operating segments:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
	$	$
Revenue
DTC	84.8	78.1
Wholesale	29.8	17.9
Other	4.3	11.8
Total segment revenue	118.9	107.8

Operating loss
DTC	(22.2)	(23.4)
Wholesale	1.3	(3.5)
Other	(1.3)	(4.6)
Total segment operating loss	(22.2)	(31.5)
The following table reconciles the Company’s reportable total segment operating loss to loss before income taxes:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
	$	$
Total segment operating loss	(22.2)	(31.5)
Corporate expenses	81.6	127.2
Total operating loss	(103.8)	(158.7)
Net interest, finance and other costs	21.1	5.4
Loss before income taxes	(124.9)	(164.1)

Canada Goose Holdings Inc.	Page 9 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes depreciation and amortization in selling, general and administrative ("SG&A") expenses of each reportable operating segment and depreciation and amortization included in corporate expenses:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
	$	$
Depreciation and amortization expense
DTC	28.1	23.1
Wholesale	1.2	0.8
Other	0.3	0.3
Total segment depreciation and amortization expense	29.6	24.2
Corporate expenses	3.5	4.0
Total depreciation and amortization expense	33.1	28.2
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
	$	$
Canada	27.0	24.4
United States	21.8	26.9
North America	48.8	51.3
Greater China[1]	37.5	26.0
Asia Pacific (excluding Greater China1)	16.1	13.0
Asia Pacific	53.6	39.0
EMEA[2]	16.5	17.5
Total revenue	118.9	107.8
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 10 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company’s non-current, non-financial assets (comprising of PPE, intangible assets and ROU assets) are geographically located as follows:

(in millions of Canadian dollars)	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
Canada	194.0	201.4	194.7
United States	186.2	107.0	160.0
North America	380.2	308.4	354.7
Greater China[1]	55.7	49.5	56.4
Asia Pacific (excluding Greater China1)	40.3	47.4	40.8
Asia Pacific	96.0	96.9	97.2
EMEA[2]	167.4	153.7	169.6
Non-current, non-financial assets	643.6	559.0	621.5
1Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 4.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	June 28, 2026	June 29, 2025
Net loss attributable to shareholders of the Company	$(90.8)	$(125.2)
Weighted average number of multiple and subordinate voting shares outstanding[1]	97,313,923	96,913,707
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.93)	$(1.29)
1Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share or if the average daily closing share price for the period was greater than the exercise price. Accordingly, for the first quarter ended June 28, 2026, 2,276,282 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (for the first quarter ended June 29, 2025 - 1,544,848 shares).

Canada Goose Holdings Inc.	Page 11 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 5.    Trade receivables

(in millions of Canadian dollars)	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
Trade accounts receivable	49.7	45.3	92.1
Sales tax receivables	30.8	24.4	27.8
Credit card receivables	5.2	3.5	4.5
Other receivables	3.4	2.3	2.7
	89.1	75.5	127.1
Less: expected credit loss and sales allowances	(2.5)	(2.4)	(18.7)
Trade receivables	86.6	73.1	108.4
Note 6.     Inventories

(in millions of Canadian dollars)	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
Raw materials	46.6	33.2	35.2
Work in progress	21.0	17.8	18.8
Finished goods	422.3	388.5	332.3
Total inventories at the lower of cost and net realizable value	489.9	439.5	386.3
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
The breakdown of the provision for inventory obsolescence is presented as follows:

(in millions of Canadian dollars)	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
Raw material shrink reserves	0.1	0.1	0.1
Finished goods shrink reserves	0.8	1.0	0.8
Raw material obsolete inventory reserves	14.6	17.5	15.3
Finished goods obsolete inventory reserves	30.9	30.5	28.2
Provision for obsolescence	46.4	49.1	44.4
Amounts charged to cost of sales comprise the following:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
	$	$
Cost of goods manufactured	41.7	38.6
Depreciation and amortization included in costs of sales	3.0	3.0
Cost of sales	44.7	41.6

Canada Goose Holdings Inc.	Page 12 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 7.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s ROU assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 29, 2026 (Reclassified)	620.2	54.6	65.0	739.8
Additions	18.7	—	0.1	18.8
Lease modifications	18.0	1.2	2.9	22.1
Derecognition on termination	(12.9)	—	—	(12.9)
Impact of foreign currency translation	13.0	—	0.5	13.5
June 28, 2026	657.0	55.8	68.5	781.3

Reclassified
March 30, 2025	531.4	50.3	67.4	649.1
Additions	5.9	—	1.3	7.2
Lease modifications	0.1	7.2	0.2	7.5
Derecognition on termination	(1.2)	(3.1)	—	(4.3)
Impact of foreign currency translation	(9.5)	—	(0.3)	(9.8)
June 29, 2025	526.7	54.4	68.6	649.7

Canada Goose Holdings Inc.	Page 13 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 29, 2026 (Reclassified)	342.6	34.5	30.6	407.7
Depreciation	21.3	1.4	2.1	24.8
Derecognition on termination	(12.5)	—	—	(12.5)
Impact of foreign currency translation	7.6	—	0.2	7.8
June 28, 2026	359.0	35.9	32.9	427.8

Reclassified
March 30, 2025	302.3	30.1	31.4	363.8
Depreciation	17.2	1.8	1.7	20.7
Derecognition on termination	(1.2)	(1.8)	—	(3.0)
Impact of foreign currency translation	(5.8)	—	(0.4)	(6.2)
June 29, 2025	312.5	30.1	32.7	375.3

Net book value
June 28, 2026	298.0	19.9	35.6	353.5
June 29, 2025 (Reclassified)	214.2	24.3	35.9	274.4
March 29, 2026 (Reclassified)	277.6	20.1	34.4	332.1

Canada Goose Holdings Inc.	Page 14 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 29, 2026	304.4	24.6	45.6	374.6
Additions	18.3	—	—	18.3
Lease modifications	18.1	1.2	2.7	22.0
Derecognition on termination	(1.2)	—	—	(1.2)
Principal payments	(19.0)	(1.7)	(2.0)	(22.7)
Impact of foreign currency translation	5.8	—	0.3	6.1
June 28, 2026	326.4	24.1	46.6	397.1

March 30, 2025	260.0	23.3	47.5	330.8
Additions	5.1	—	1.3	6.4
Lease modifications	0.1	7.2	0.1	7.4
Principal payments	(15.8)	(1.5)	(2.1)	(19.4)
Impact of foreign currency translation	(4.6)	—	0.1	(4.5)
June 29, 2025	244.8	29.0	46.9	320.7
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	78.5	7.5	8.3	94.3
Non-current lease liabilities	247.9	16.6	38.3	302.8
June 28, 2026	326.4	24.1	46.6	397.1

Current lease liabilities	69.1	7.3	7.8	84.2
Non-current lease liabilities	175.7	21.7	39.1	236.5
June 29, 2025	244.8	29.0	46.9	320.7

Current lease liabilities	77.1	7.6	8.1	92.8
Non-current lease liabilities	227.3	17.0	37.5	281.8
March 29, 2026	304.4	24.6	45.6	374.6
For the first quarter ended June 28, 2026, $5.8m of lease payments were not included in the measurement of lease liabilities (first quarter ended June 29, 2025 - $4.6m). The majority of these balances related to short-term leases and variable rent payments, which are expensed as incurred.

Canada Goose Holdings Inc.	Page 15 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 8.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
Trade payables	69.2	64.7	58.6
Accrued liabilities	92.5	130.4	83.0
Employee benefits	28.9	27.0	46.5
Derivative financial instruments	6.1	4.3	2.8
Other payables	8.3	10.5	23.1
Accounts payable and accrued liabilities	205.0	236.9	214.0
During the first quarter of fiscal 2026, an arbitration that took place in fiscal 2024 concluded between the Company and a former supplier relating to the termination of a contract in 2021. The arbitration resulted in financial compensation awarded to the former supplier resulting in a one-time payment of USD32.0m ($43.8m) which was recognized in SG&A expenses in the interim statements of loss. The award and legal costs were paid to the former supplier during the second quarter ended September 28, 2025.
Note 9.    Provisions
Provisions are classified as current and non-current liabilities based on legal rights which exist as at the reporting date as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
Current provisions	28.0	9.5	—	37.5
Non-current provisions	—	—	20.0	20.0
June 28, 2026	28.0	9.5	20.0	57.5

Current provisions	27.9	7.8	—	35.7
Non-current provisions	—	—	16.3	16.3
June 29, 2025	27.9	7.8	16.3	52.0

Current provisions	28.9	16.9	—	45.8
Non-current provisions	—	—	19.0	19.0
March 29, 2026	28.9	16.9	19.0	64.8

Canada Goose Holdings Inc.	Page 16 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 10.     Borrowings
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, the lenders' Alternate Base Rate, European Base Rate, secured overnight financing rate ("SOFR"), EURIBOR rate or Canadian Overnight Repo Rate Average ("CORRA") plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier), as applicable.
As at June 28, 2026, the Company had repaid all amounts owing on the Revolving Facility (June 29, 2025 - no amounts owing, March 29, 2026 - no amounts owing). As at June 28, 2026, no interest and administrative fees remained outstanding (June 29, 2025 - less than $0.1m, March 29, 2026 - less than $0.1m). There were deferred financing charges of $0.4m as at June 28, 2026 (June 29, 2025 - $0.7m, March 29, 2026 - $0.5m). These expenses were included in other long-term liabilities. As at and during the first quarter ended June 28, 2026, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $235.1m as at June 28, 2026 (June 29, 2025 - $271.2m, March 29, 2026 - $130.0m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m. As at June 28, 2026, the Company had letters of credit outstanding under the Revolving Facility of $8.4m (June 29, 2025 - $4.6m, March 29, 2026 - $8.4m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. On June 18, 2026, the Company entered into a repricing amendment to its existing Term Loan ("Fiscal 2027 Amendment to Term Loan").
Following the Fiscal 2027 Amendment to Term Loan, the applicable interest rate applied to SOFR borrowings decreased to a rate of three-year term SOFR +3.0% from SOFR +3.50%, payable quarterly in arrears. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date. The Company is required to make quarterly principal repayments of USD0.75m, with the first payment made on June 30, 2026.
The Company accounted for the Fiscal 2027 Amendment to Term Loan as a debt extinguishment due to a change in the syndicate lenders. As a result, deferred financing costs of $5.1m and original issue discount ("OID") of $0.9m related to the previous Term Loan were written off during the first quarter ended June 28, 2026 and recorded to net interest, finance and

Canada Goose Holdings Inc.	Page 17 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
other costs in the interim statements of loss. The Company incurred transaction costs related to the Fiscal 2027 Amendment to Term Loan of $1.2m (USD0.8m) and an OID of $0.1m (USD0.1m), which are being amortized using the effective interest rate method.
As a result of the Fiscal 2027 Amendment to Term Loan, there were no changes to the aggregate principal amount of USD300.0m, the maturity date of August 23, 2032, SOFR subject to a floor of 0.50%, and the quarterly repayments on the principal amount of USD0.75m.
Refer to “Note 15. Financial risk management objectives and policies” for details on amendments to derivative transactions related to the Fiscal 2027 Amendment to Term Loan.
As at June 28, 2026, the Company had USD299.3m (June 29, 2025 - USD287.3m, March 29, 2026 - USD300.0m) aggregate principal amount outstanding under the Term Loan. As at and during the first quarter ended June 28, 2026, the Company was in compliance with all covenants.
The amount outstanding with respect to the Term Loan is as follows:

(in millions of Canadian dollars)	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
Term Loan	424.8	393.0	416.8
Unamortized portion of deferred transaction costs	(1.1)	(0.3)	(5.2)
OID	(0.2)	—	(1.0)
Term Loan, net of unamortized deferred transaction costs and OID	423.5	392.7	410.6
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB560.0m ($116.9m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed 12 months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate between 0.45% to 0.5%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at June 28, 2026, the Company had $0.5m (RMB2.2m) on the Mainland China Facilities (June 29, 2025 - no amounts owing, March 29, 2026 - no amounts owing).
Japan Facility
A subsidiary of the Company in Japan has entered into an uncommitted loan facility in the aggregate amount of JPY4,000.0m ($35.1m) ("Japan Facility") with a floating reference interest rate set by the issuing bank, plus an applicable margin of 0.30%. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at June 28, 2026, the Company had $12.3m (JPY1,400.0m) owing on the Japan Facility (June 29, 2025 - $8.5m (JPY900.0m), March 29, 2026 - no amounts owing).

Canada Goose Holdings Inc.	Page 18 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Short-term Borrowings
Short-term borrowings consist of the following:

(in millions of Canadian dollars)	June 28, 2026	June 29, 2025	March 29, 2026
	$	$	$
Mainland China Facilities	0.5	—	—
Japan Facility	12.3	8.5	—
Term Loan	4.3	4.1	4.2
Total short-term borrowings	17.1	12.6	4.2
Short-term borrowings are all due within the next 12 months. The Term Loan amount above reflects the quarterly principal repayments.
Net interest, finance and other costs consist of the following:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
	$	$
Interest expense
Mainland China Facilities[1]	—	—
Japan Facility[1]	—	—
Revolving Facility	0.1	0.1
Term Loan	7.5	4.8
Lease liabilities	6.0	4.1
Standby fees	0.3	0.3
Acceleration of unamortized costs on debt extinguishment	6.0	—
Foreign exchange losses (gains) on Term Loan net of hedges	0.9	(3.5)
Fair value remeasurement on the put option liability (note 14)	1.8	1.1
Fair value remeasurement on the contingent consideration (note 14)	—	(0.1)
Interest income	(1.8)	(1.6)
Other costs	0.3	0.2
Net interest, finance and other costs	21.1	5.4
1The net interest expense for the Mainland China Facilities and Japan Facility is less than $0.1m and less than $0.1m, respectively, for the first quarter ended June 28, 2026 (first quarter ended June 29, 2025 - $nil and less than $0.1m, respectively).
Note 11.     Shareholders' equity
Share capital transactions for the first quarter ended June 28, 2026
Normal course issuer bid for Fiscal 2026
In November 2025, the Company renewed its normal course issuer bid in relation to its subordinate voting shares (“Fiscal 2026 NCIB”). The Company is authorized to make purchases under the Fiscal 2026 NCIB from November 10, 2025 to November 9, 2026, in accordance with the requirements of the Toronto Stock Exchange (the “TSX”). The Board of Directors of the

Canada Goose Holdings Inc.	Page 19 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Company has authorized the Company to repurchase up to 4,578,677 subordinate voting shares, representing approximately 10.0% of the Public Float (as defined in the rules of the TSX) for the subordinate voting shares as at October 27, 2025. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (the “NYSE”), or alternative trading systems, if eligible, and will conform to their regulations. Under the Fiscal 2026 NCIB, the Company is allowed to repurchase daily, through the facilities of the TSX, a maximum of 58,127 subordinate voting shares, representing 25% of the average daily trading volume, as calculated per the TSX rules for the six-month period starting on May 1, 2025 and ending on October 31, 2025.
In connection with the Fiscal 2026 NCIB, the Company also entered into an automatic share purchase plan (the “ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2026 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date on which the Company has purchased the maximum value of subordinate voting shares pursuant to the Fiscal 2026 NCIB or upon the date of expiry of the Fiscal 2026 NCIB.
During the first quarter ended June 28, 2026, and the first quarter ended June 29, 2025, the Company made no repurchases under the normal course issuer bid in place.
Since the commencement of the bid on November 10, 2025, the Company has made no repurchases under the Fiscal 2026 NCIB.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 29, 2026	51,004,076	1.4	46,138,366	112.7	97,142,442	114.1
Exercise of stock options	—	—	11,111	1.7	11,111	1.7
Settlement of RSUs	—	—	324,191	4.8	324,191	4.8
Settlement of PSUs	—	—	183,410	4.1	183,410	4.1
Total share issuances	—	—	518,712	10.6	518,712	10.6
June 28, 2026	51,004,076	1.4	46,657,078	123.3	97,661,154	124.7
Share capital transactions for the first quarter ended June 29, 2025
Normal course issuer bid for Fiscal 2025
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,556,841 subordinate voting shares over the 12-month period from November 22, 2024 and ending no later than November 21, 2025 (the "Fiscal 2025 NCIB"). Purchased subordinate voting shares were cancelled.
In connection with the Fiscal 2025 NCIB, the Company also entered into an automatic share purchase plan (the “Fiscal 2025 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2025 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2025 ASPP were to be made in accordance with certain purchasing parameters and were to continue until

Canada Goose Holdings Inc.	Page 20 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
the earlier of the date on which the Company acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2025 ASPP or upon the date of expiry of the Fiscal 2025 NCIB.
During the first quarter ended June 29, 2025, the Company made no repurchases under the Fiscal 2025 NCIB.
Since the commencement of the bid on November 22, 2024, the Company has made no repurchases under the Fiscal 2025 NCIB.
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 30, 2025	51,004,076	1.4	45,830,391	108.2	96,834,467	109.6
Settlement of RSUs	—	—	233,585	3.7	233,585	3.7
Total share issuances	—	—	233,585	3.7	233,585	3.7
June 29, 2025	51,004,076	1.4	46,063,976	111.9	97,068,052	113.3
Note 12.    Share-based payments
Stock options
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	First quarter ended
	June 28, 2026		June 29, 2025
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$28.21	5,751,224	$30.78	4,757,953
Granted	$13.81	1,422,130	$16.82	1,151,845
Exercised	$8.94	(11,111)	$—	—
Cancelled	$18.38	(115,926)	$22.28	(36,589)
Options outstanding, end of period	$25.50	7,046,317	$28.09	5,873,209
Restricted share units
The Company has granted shares as part of the Restricted Share Unit ("RSU") program under the Omnibus Plan to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.

Canada Goose Holdings Inc.	Page 21 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
RSU transactions are as follows:

	First quarter ended
	June 28, 2026	June 29, 2025
	Number of shares	Number of shares
RSUs outstanding, beginning of period	895,338	615,158
Granted	591,991	462,184
Settled	(324,191)	(233,585)
Cancelled	(23,002)	(13,951)
RSUs outstanding, end of period	1,140,136	829,806
Performance share units
The Company has granted shares as part of the Performance Share Unit (“PSU”) program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. PSUs are treated as equity instruments for accounting purposes.
PSU transactions are as follows:

	First quarter ended
	June 28, 2026	June 29, 2025
	Number of shares	Number of shares
PSUs outstanding, beginning of period	1,146,988	676,031
Granted	630,460	488,260
Settled	(183,410)	—
Cancelled	(134,763)	(4,069)
PSUs outstanding, end of period	1,459,275	1,160,222
Shares reserved for issuance
As at June 28, 2026, subordinate voting shares, to a maximum of (213,724) shares have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.
Accounting for share-based awards
For the first quarter ended June 28, 2026, the Company recorded $5.1m as compensation expense for the vesting of stock options, RSUs and PSUs (first quarter ended June 29, 2025 - $4.1m). Share-based compensation expense is included in SG&A expenses.

Canada Goose Holdings Inc.	Page 22 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	June 28, 2026	June 29, 2025
Weighted average stock price valuation	$13.81	$16.82
Weighted average exercise price	$13.81	$16.82
Risk-free interest rate	2.87%	2.69%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$4.47	$5.40
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at June 28, 2026, the weighted average fair value of RSUs was $13.81 (June 29, 2025 - $16.82). As at June 28, 2026, the weighted average fair value of PSUs was $13.81 (June 29, 2025 - $16.82).
Note 13.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel. During the first quarter ended June 28, 2026, the Company recorded transactions with related parties totalling $0.8m (first quarter ended June 29, 2025 - $0.8m) of business service expenses and less than $0.1m of revenue (first quarter ended June 29, 2025 - less than $0.1m), with entities related to certain shareholders. Balances owing to related parties as at June 28, 2026 totaled $0.3m (June 29, 2025 - $0.5m, March 29, 2026 - $0.4m), while balances due from related parties as at June 28, 2026 were less than $0.1m (June 29, 2025 - less than $0.1m, March 29, 2026 - less than $0.1m).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $5.0m as at June 28, 2026 (June 29, 2025 - $1.4m, March 29, 2026 - $0.6m), reflecting the impact of a lease term extension executed during the period. During the first quarter ended June 28, 2026, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $0.5m (first quarter ended June 29, 2025 - $0.4m). No amounts were owing to Baffin entities as at June 28, 2026, June 29, 2025, and March 29, 2026.
The joint venture between the Company and Sazaby League ("Japan Joint Venture") has lease liabilities due to the non-controlling shareholder, Sazaby League, for leased premises. Lease liabilities were $0.9m as at June 28, 2026 (June 29, 2025 - $1.4m, March 29, 2026 - $0.9m). During the first quarter ended June 28, 2026, the Company recorded transactions with Sazaby League relating to principal and interest on lease liabilities, royalty fees, and other operating costs totalling $1.3m (first quarter ended June 29, 2025 - $1.5m). Balances owing to Sazaby League as at June 28, 2026 were $0.3m (June 29, 2025 - $0.3m, March 29, 2026 - $0.3m).
During the first quarter ended June 28, 2026, the Japan Joint Venture sold inventory of less than $0.1m to companies wholly owned by Sazaby League (first quarter ended June 29, 2025 - less than $0.1m). As at June 28, 2026, the Japan Joint Venture recognized a trade receivable of less than $0.1m from these companies (June 29, 2025 - less than $0.1m, March 29, 2026 - $0.1m).

Canada Goose Holdings Inc.	Page 23 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In connection with the Paola Confectii business combination completed on November 1, 2023, the Company was required to make an Earn-Out payment to the controlling shareholders of Paola Confectii SRL ("PCML Vendors"), subject to their continued employment through November 1, 2025 and the achievement of certain performance conditions based on financial results. The Earn-Out was fully settled as at March 29, 2026.
A lease liability due to one of the PCML Vendors for leased premises was $1.1m as at June 28, 2026 (June 29, 2025 - $1.2m, March 29, 2026 - $1.1m). During the first quarter ended June 28, 2026, the Company made principal and interest payments on this lease liability totalling less than $0.1m (first quarter ended June 29, 2025 - less than $0.1m). No amounts were owing to one of the PCML Vendors as at June 28, 2026, June 29, 2025, and March 29, 2026.
Note 14.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature, where fair value approximates carrying values:

	June 28, 2026
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	5.5	—	5.5	5.5
Derivatives included in other long-term assets	—	4.2	—	4.2	4.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	6.1	—	6.1	6.1
Mainland China Facilities	—	0.5	—	0.5	0.5
Japan Facility	—	12.3	—	12.3	12.3
Term Loan	—	423.5	—	423.5	424.9
Put option liability included in other long-term liabilities	—	—	39.7	39.7	39.7
Contingent consideration included in other long-term liabilities	—	—	0.5	0.5	0.5

Canada Goose Holdings Inc.	Page 24 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	June 29, 2025
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	10.8	—	10.8	10.8
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	4.3	—	4.3	4.3
Earn-Out included in accounts payable and accrued liabilities (note 13)	—	—	17.6	17.6	17.6
Japan Facility	—	8.5	—	8.5	8.5
Term Loan	—	392.7	—	392.7	393.8
Put option liability included in other long-term liabilities	—	—	39.7	39.7	39.7
Contingent consideration included in other long-term liabilities	—	—	1.4	1.4	1.4

	March 29, 2026
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	4.4	—	4.4	4.4
Derivatives included in other long-term assets	—	0.2	—	0.2	0.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	2.8	—	2.8	2.8
Term Loan	—	410.6	—	410.6	417.6
Derivatives included in other long-term liabilities	—	0.3	—	0.3	0.3
Put option liability included in other long-term liabilities	—	—	37.4	37.4	37.4
Contingent consideration included in other long-term liabilities	—	—	0.5	0.5	0.5
In connection with the Japan Joint Venture, for the first quarter ended June 28, 2026, the Company recorded a decrease of JPY1.6m (less than $0.1m, excluding translation losses of less than $0.1m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY208.0m ($1.8m, excluding translation losses of $0.5m) on the remeasurement of the put option liability during the first quarter ended June 28, 2026. The change in fair value of the put option liability was driven by progression through the 10-year term.

Canada Goose Holdings Inc.	Page 25 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
For the first quarter ended June 29, 2025, the Company recorded a decrease of JPY8.0m ($0.1m, excluding translation losses of less than $0.1m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY115.8m ($0.7m, excluding translation losses of $0.4m) on the remeasurement of the put option liability during the first quarter ended June 29, 2025.
Note 15.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the Mainland China Facilities, the Japan Facility, and the Revolving Facility as sources of funds for short-term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 26 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes the amount of contractual undiscounted future cash flow requirements by fiscal year as at June 28, 2026:

(in millions of Canadian dollars)	Q2 to Q4 2027	2028	2029	2030	2031	2032	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	205.0	—	—	—	—	—	—	205.0
Mainland China Facilities	0.5	—	—	—	—	—	—	0.5
Japan Facility	12.3	—	—	—	—	—	—	12.3
Term Loan	3.2	4.3	4.3	4.3	4.3	4.3	400.1	424.8
Interest commitments relating to borrowings[1]	21.4	28.3	28.3	28.3	28.3	28.3	11.2	174.1
Lease obligations	85.8	115.1	97.4	76.7	64.5	44.4	104.6	588.5
Pension obligation	—	—	—	—	—	—	1.2	1.2
Warehousing and logistics	6.6	6.6	4.3	—	—	—	—	17.5
Total contractual obligations	334.8	154.3	134.3	109.3	97.1	77.0	517.1	1,423.9
1Interest commitments are calculated based on the outstanding loan balance and the interest rate payable on the Mainland China Facilities, Japan Facility and the Term Loan of 2.55% 1.25% and 6.67% respectively, as at June 28, 2026.
As at June 28, 2026, we had additional liabilities which included provisions for warranty, sales returns, ARO, deferred income tax liabilities, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facilities
Canada Goose Inc. and its subsidiaries have entered into various letter of guarantee facilities with banking partners to support working capital and retail operations through letters of guarantee, standby letters of credit, performance bonds, counter-guarantees, counter standby letters of credit, and similar credit instruments. Letters of guarantee are generally issued for terms of up to 12 months and are subject to a fee of 1.0% per annum based on the face value of the guarantee, plus applicable administrative costs, for the period the guarantee remains outstanding. As at June 28, 2026, outstanding amounts under these facilities totalled $30.1m, comprising $9.9m in North America, $16.2m in Mainland China, and $4.0m in Europe.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third-party credit insurance and internal house risk processes. A third-party insurer provides coverage on customers’ trade accounts receivable balances, with ongoing monitoring of customer creditworthiness. This insurance covers a specified portion of revenue, which may be less than the Company's total revenue with a given customer. Under the Company’s agreement with the insurer, approved credit limits are established for certain designated customers and up to 90% of their trade accounts receivable balances are insured. The policy includes a deductible of $0.1m and an annual coverage limit of $30.0m. As at June 28, 2026, trade accounts receivable totalling approximately $18.8m (June 29, 2025 - $9.0m, March 29, 2026 - $17.0m) were insured subject to the policy cap and customer credit limits. In addition to insurance, the Company mitigates credit risk by establishing payment terms with customers and closely monitoring its

Canada Goose Holdings Inc.	Page 27 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
accounts receivable exposure. As at June 28, 2026, expected credit losses and sales allowances totalled $2.5m (June 29, 2025 - $2.4m, March 29, 2026 - $18.7m).
Within Japan, the Company has an agreement with a third-party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY0.1m. As at June 28, 2026, trade accounts receivable totalling $0.1m (JPY12.9m) were insured subject to the policy cap (June 29, 2025 - $0.1m (JPY8.6m), March 29, 2026 - $0.6m (JPY71.6m)).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in foreign currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, Japanese yen, Taiwanese dollars, and Australian dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges.
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company recognized the following unrealized gains and losses in the fair value of derivatives designated as cash flow hedges in other comprehensive loss:

First quarter ended
	June 28, 2026		June 29, 2025
(in millions of Canadian dollars)	Net gain	Tax recovery	Net loss	Tax expense
	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	less than 0.1	less than 0.1	(0.1)	(0.1)

Canada Goose Holdings Inc.	Page 28 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company reclassified the following losses and gains from other comprehensive income on derivatives designated as cash flow hedges to locations in the Interim Financial Statements described below:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
Loss (gain) from other comprehensive loss	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	—	(0.5)
SG&A expenses	—	(0.2)
Inventory	less than 0.1	(0.1)
For the first quarter ended June 28, 2026, an unrealized loss of $2.8m (first quarter ended June 29, 2025 - unrealized gain of $1.9m) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of loss.
Foreign currency forward exchange contracts outstanding as at June 28, 2026 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	8.9	U.S. dollars
		€30.3	Euros
		¥2,969.0	Japanese yen

Forward contract to sell Canadian dollars	USD	30.4	U.S. dollars
		€42.4	Euros

Forward contract to purchase euros	CNY	801.9	Chinese yuan
		£6.7	British pounds sterling
	AUD	7.3	Australian Dollar

Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars.
In fiscal 2026, the Company entered into cross currency swap agreements terminating on December 31, 2030 to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk. The cross currency swaps involve a periodic exchange of floating rate interest payments in USD, for fixed rate interest payments in CAD. At the hedge maturity date, there will be an exchange of notional principal amounts of USD270.0m for $373.6m. The cross currency swaps are designated and accounted for as cash flow hedges.
Following the Fiscal 2027 Amendment to Term Loan, the related cross currency swaps were amended to align with the revised interest rate terms of the underlying Term Loan, resulting in changes to both the floating-rate and fixed-rate legs of the swap. All other contractual terms of the derivatives and the associated hedging relationship remained unchanged.
Refer to "Note 10. Borrowings" for more details on the Fiscal 2027 Amendment to Term Loan.

Canada Goose Holdings Inc.	Page 29 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company recognized the following unrealized losses in the fair value of derivatives designated as hedging instruments in other comprehensive loss:

First quarter ended
	June 28, 2026		June 29, 2025
(in millions of Canadian dollars)	Net loss	Tax recovery	Net loss	Tax recovery
	$	$	$	$
Swaps designated as cash flow hedges	(1.7)	0.6	(1.6)	0.6
The Company reclassified the following losses from other comprehensive loss on derivatives designated as hedging instruments to net interest, finance and other costs:

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
Loss from other comprehensive loss	$	$
Swaps designated as cash flow hedges	—	0.8
There were no forward exchange contracts in place during the first quarter ended June 28, 2026. For the first quarter ended June 29, 2025 unrealized losses of $14.7m in the fair value of the forward exchange contracts related to a portion of the Term Loan balance were recognized in net interest, finance and other costs in the interim statements of loss.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility and the Term Loan, which currently bear interest rates of 2.55%, 1.25% and 6.67%, respectively.
Interest rate risk on the Term Loan is partially mitigated by cross currency swap hedges. Refer to "Foreign exchange risk on borrowings" above for more details.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the first quarter ended June 28, 2026 would have increased interest expense on the Mainland China Facilities, Japan Facility and the Term Loan before hedging by less than $0.1m, less than $0.1m and $1.1m, respectively (first quarter ended June 29, 2025 - $nil, less than $0.1m and $1.0m, respectively). As at June 28, 2026, the Company has repaid all amounts outstanding on its other borrowing facilities.

Canada Goose Holdings Inc.	Page 30 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 16.    Selected cash flow information
Changes in non-cash operating items

	First quarter ended
(in millions of Canadian dollars)	June 28, 2026	June 29, 2025
	$	$
		Reclassified
Trade receivables	21.3	24.3
Inventories	(98.3)	(57.6)
Other current assets	11.6	(8.6)
Accounts payable and accrued liabilities	(16.1)	(4.4)
Provisions	(8.1)	(5.2)
Other	(15.7)	21.5
Change in non-cash operating items	(105.3)	(30.0)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 29, 2026	—	—	(0.5)	410.6	374.6	114.1
Cash flows:
Mainland China Facilities borrowings	0.5	—	—	—	—	—
Japan Facility borrowings	—	12.3	—	—	—	—
Term Loan repayments	—	—	—	(1.0)	—	—
Transactions costs on financing activities	—	—	—	(1.2)	—	—
Term loan original issued discount	—	—	—	(0.1)	—	—
Principal payments on lease liabilities	—	—	—	—	(22.7)	—
Issuance of shares	—	—	—	—	—	1.7
Non-cash items:
Accrued transaction costs	—	—	—	—	—	—
Amortization of deferred transaction costs	—	—	0.1	0.2	—	—
Acceleration of unamortized costs on debt extinguishment	—	—	—	6.0	—	—
Unrealized foreign exchange gain	—	—	—	9.0	6.1	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	40.3	—
Derecognition on termination of lease liabilities (note 7)	—	—	—	—	(1.2)	—
Contributed surplus on share issuances (note 11)	—	—	—	—	—	8.9
June 28, 2026	0.5	12.3	(0.4)	423.5	397.1	124.7

Canada Goose Holdings Inc.	Page 31 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 30, 2025	—	—	(0.7)	412.0	330.8	109.6
Cash flows:
Japan Facility borrowings	—	8.5	—	—	—	—
Term Loan repayments	—	—	—	(1.1)	—	—
Principal payments on lease liabilities	—	—	—	—	(19.4)	—
Non-cash items:
Amortization of deferred transaction costs	—	—	—	0.1	—	—
Unrealized foreign exchange gain	—	—	—	(18.3)	(4.5)	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	13.8	—
Contributed surplus on share issuances (note 11)	—	—	—	—	—	3.7
June 29, 2025	—	8.5	(0.7)	392.7	320.7	113.3

Canada Goose Holdings Inc.	Page 32 of 32